Exhibit 99.1

04/CAT/12

FOR IMMEDIATE RELEASE

14.30 GMT, 9.30 EST Tuesday 9 November 2004

For further information contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 20 7067 0700
Kevin Smith
Sarah MacLeod

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES PRELIMINARY

RESULTS OF TRABIO® PHASE II/III CLINICAL TRIAL

Cambridge, UK… Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces preliminary results from its first pivotal (‘European’ Phase II/III) clinical trial of Trabio®. The trial, which started in February 2002, was carried out in 344 patients in six European countries. On the basis of a preliminary analysis, Trabio has failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. The preliminary analysis by itself does not support the filing of a Biologics Licence Application (BLA) in 2005. Data from a second pivotal (‘International’ Phase III) clinical trial of Trabio are expected in early 2005.

CAT will provide further information with its Preliminary Results announcement on 22 November 2004.

- ENDS -

Notes to Editors

Cambridge Antibody Technology (CAT):

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CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development.  Based near Cambridge, England, CAT currently employs around 270 people.

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CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

$	Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
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HUMIRA™, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.

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CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

$	CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
$	CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.
Trabio (lerdelimumab, CAT-152)
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Trabio is a fully human monoclonal antibody that neutralises Transforming Growth Factor Beta 2 (TGFb2) – a protein produced in response to injury in the eye and believed to be responsible for the formulation of excessive scar tissue, which is the main reason for failure of glaucoma surgery.

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Trabio has been developed by CAT as a potential treatment for improving outcomes in glaucoma filtration surgery (trabeculectomy). Results from early clinical trials indicated lower pressure in the eye and a trend for reduced post-operative intervention in patients who received Trabio, which it was hoped would translate into reduced failure of surgery. Such evidence of clinical efficacy justified progressing the antibody into three later stage trials.

Glaucoma
$	Glaucoma is a sight-threatening eye condition where the optic nerve becomes damaged, usually due to an increased pressure of fluid within the eye.
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Treatment usually involves the use of topical eye drops to lower pressure; however, drug treatment may not prove effective or may not be tolerated by some patients. Accordingly, surgical or laser procedures can be used to lower the pressure by improving drainage. However, in response to the surgical injury, TGFb2 is produced at the wound injury site resulting in the formation of scar tissue.

$	Excessive production of scar tissue at the wound site is the main reason for failure of the surgical procedure.
Primary endpoint
$	The proportion of patients achieving treatment success defined as an Intra Ocular Pressure (IOP) in the range 6-16 mm Hg and no other anti-glaucoma medication, at months 6 and 12.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.